John L. Reizian
Vice President and Associate General Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103-1105
Telephone: (860) 466-1539
Facsimile:  (860) 466-2550
John.Reizian@LFG.com

VIA EDGAR

June 20, 2011

U. S. Securities and Exchange Commission
100 F Street, N. E.
Washington, DC  20549-0506

Re:         Lincoln Life Flexible Premium Variable Life Account S (the “Account”)
The Lincoln National Life Insurance Company (“Lincoln”)
File No. 333-125790; 811-09241; CIK: 0001080299
Post-Effective Amendment No. 10, Form N-6, Rule 486(a)

Dear Sir or Madam:

Pursuant to Rule 477(a) of The Securities Act of 1933 (the “Act”), we respectfully request that Post-Effective Amendment No. 10 (filed on June 16, 2011) under Rule 486(a) of the Act be withdrawn.  The reason for this request is it was inadvertently filed as a 486(a) instead of a 485(a).  Please note that no securities have been sold in connection with this Post-Effective Amendment.

Please contact me at (860) 466-1539, with any questions or comments you may have with regard to this filing.

Sincerely,

John L. Reizian
Vice President and Associate General Counsel